August 13, 2025

Frank N. D'Orazio
Chief Executive Officer
James River Group Holdings, Ltd.
1414 Raleigh Road, Suite 405
Chapel Hill, NC 27517

       Re: James River Group Holdings, Ltd.
           Draft Registration Statementn on Form S-3
           Submitted August 5, 2025
           CIK No. 0001620459
Dear Frank N. D'Orazio:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Envall at 202-551-3234 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:   Eric T. Juergens